EXHIBIT 3.2
SPECIMEN

STATS CHIPPAC LTD. FORMERLY KNOWN AS
ST Assembly Test Services Ltd
(Incorporated in the Republic of Singapore under the Companies Act, Chapter 50)
Registered Office: No 5 Yishun Street 23 Singapore 768442
COMPANY REGISTRATION NO. 199407932D

No. of Shares

THE AMOUNT PAID ON THE SHARES IS S$ PER SHARE. THE SHARES ARE FULLY-PAID.	Certificate No.

Account No.

This is to certify that	THE CENTRAL DEPOSITORY (PTE) LIMITED
4 SHENTON WAY
#02-01 SGX CENTRE 2
SINGAPORE 068807

is/are the Registered Shareholder(s) of
Ordinary Shares ~~of S$0.25 each~~, fully paid, in ~~ST ASSEMBLY TEST SERVICES LTD.~~ STATS CHIPPAC LTD.
subject to the provisions of the Memorandum and Articles of Association of the Company.
Given under the Share Seal of the Company on

Note:	No transfer of any portion of shares comprised in this Certificate will be registered unless this Certificate is delivered to the Registrar, M & C Services Private Limited, 138 ROBINSON ROAD #17-00, THE CORPORATE OFFICE, SINGAPORE 068906